Secured Digital Applications, Inc.
           11, Jalan 51A/223, 46100 Petaling Jaya , Selangor Malaysia
                    Phone: (603) 79554582 Fax (603) 79578310
                            URL: www.digitalapps.net

December 23, 2005


Mr. Larry M. Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington D.C. 20549
United States of America


Re:      Secured Digital Applications, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2004
         Filed April 15, 2005

         Form 10-QSB for Fiscal Quarter Ended March 31, 2005
         File No. 000-25658


Dear Mr. Spirgel:

We refer to your most recent comment letter dated December 15, 2005. Our responses are set forth below.


1.   Note 12: Convertible Term Notes
     -------------------------------

     Management has determined to revise the Company's financial statements as may be appropriate to address the Commission's comments concerning the conversion feature on the convertible debt as an embedded derivative.

2.   Note 13: Shareholders' Equity
     -----------------------------

     Management has determined to revise the Company's financial statements as may be appropriate to address the Commission's comments concerning the classification of the preferred stock of our subsidiary as equity and the treatment of the conversion feature on the convertible debt as an embedded derivative.

3.   Preferred stock of a subsidiary
     -------------------------------

     Management has determined to revise the Company's financial statements as may be appropriate to address the Commission's comments concerning the classification of the preferred stock of our subsidiary as permanent equity.

4.   Warrants
     --------

     Management has determined to revise its financial statements as may be appropriate to address the Commission's comments concerning the classification of warrants and the associated fair valuation adjustments that may be required to earnings.

     The evaluation of the accounting treatment requested by the Commission will be conducted promptly and any adjustments proposed by management will be presented to the Company's Audit Committee and the Board of Directors for their approval. We propose to complete the revision process by January 31, 2006 and will provide you with the specific revisions with a cover letter keyed to the comments in your December 15, 2005 letter.

United States Securities and Exchange Commission
December  23, 2005
Page 2



5.   General
     -------

     The Company acknowledges that:

     o we are responsible for the adequacy and accuracy of the disclosure in the filings;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours sincerely



/s/ Patrick S.H. Lim
--------------------
Patrick S.H. Lim
Chairman & CEO